EXHIBIT 21

                           SUBSIDIARIES OF REGISTRANT


         The following are the subsidiaries of the Company. The voting stock of each subsidiary is directly or indirectly 100% owned by the Company. Employment Solutions, Inc. is an active subsidiary. Each of the remaining subsidiaries is inactive.

(1) Employment Solutions, Inc., incorporated in South Carolina

(2) RSI Holdings of Florida, Inc., incorporated in Florida.

(3) Sunbelt Distributors, Inc., incorporated in South Carolina.

(4) HomeAdd Financial Corporation, incorporated in South Carolina.

(5) HomeAdd Financial Services Corp., a wholly owned subsidiary of HomeAdd Financial Corporation, incorporated in North Carolina.